unaxis

[redacted]king IT possible

Media release

Third quarter 2003: Orders received and revenues remain stable in comparison to previous quarter yet increase versus prior-year period.

Pfäffikon, October 28, 2003 – Despite the persistently sluggish global economy, Unaxis Corporation managed in the third quarter of 2003 to match both the amount of orders received (Q3: CHF 383 million / Q2: CHF 389 million) and the level of sales generated in the previous quarter (Q3: CHF 388 million / Q2: CHF 394 million). In cumulative comparison to prior-year readings, Unaxis recorded on a comparable basis[1] a 6 percent increase to CHF 1,146 million in orders received during the first nine months of the year (2002: CHF 1,079 million) and a 10 percent rise in sales to the CHF 1,148 million level (2002: CHF 1,044 million).

Information Technology segment

Orders received by the company's Information Technology segment during the third quarter increased in comparison to the previous quarter by 4 percent, reaching a total of CHF 205 million (Q2 2003: CHF 197 million). Sales in the amount of CHF 204 million also roughly equaled the level recorded in the previous quarter (Q2 2003: CHF 208 million). In cumulative comparison to the previous year, orders received during the first nine months of 2003 rose by 12 percent to CHF 590 million (2002: CHF 528 million) and sales increased by 28 percent to CHF 583 million (2002: CHF 456 million).

Ongoing weakness in demand for chip-assembly equipment continued to be felt at the Semiconductors Back End (ESEC) and Semiconductors Front End divisions also in the third quarter of 2003. Displays, on the other hand, was able to win new equipment orders from existing as well as new customers. Data Storage continued its favorable trend and witnessed persistently strong demand, especially with regard to its DVD-RW

---

[1] i.e. excluding the activities of the Materials Division that was divested in 2002.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 lines and metalization business. Together with its new strategic partner – Mitsubishi Chemical Corporation, the leading manufacturer of write-once DVDs – Data Storage successfully introduced its "Fusion" DVD-R machine to the market. Optics was able to benefit from the favorable market development for rear-projection TVs and registered a corresponding increase in demand for projection-display components.

Surface Technology segment

Sales at the Surface Technology segment experienced a seasonally related decline during the third quarter, falling 9 percent versus the previous quarter to stand at CHF 75 million (Q2 2003: CHF 82 million). Despite unfavorable foreign currency influences as well as persistent economic weakness in many industrialized countries, the segment was able to record total nine-month sales of CHF 234 million, a 4 percent increase over the comparable prior-year period (2002: CHF 224 million).

The establishment and expansion of presence in yet unexploited markets such as Brazil, Korea, India, Mexico and Austria is progressing well. In addition, demand for coating equipment used exclusively for in-house purposes has increased.

Components and Special Systems segment

The Components and Special Systems segment received orders in the third quarter totaling CHF 101 million, a decline of 6 percent in comparison to the previous quarter (Q2: CHF 107 million). 2003 third-quarter sales, however, rose by 5 percent to CHF 104 million versus the CHF 102 million recorded in the second quarter. In cumulative comparison to the previous year, orders received during the first three quarters of 2003 eased by 4 percent to CHF 314 million (2002: CHF 327 million). Sales over the same time frame experienced an 11 percent decline to CHF 324 million (2002: CHF 363 million).

Semiconductor industry demand for vacuum pumps and related systems remained sluggish, however the analysis market developed favorably. The segment's new "ScrewLine" pre-vacuum pump was introduced to the market towards the end of the third quarter and met with a positive response from customers. The steering mechanism developed by Contraves Space for the ion thruster used in ESA's SMART+1 technology satellite was successfully put into operation in September and, over the next

16 months, will keep Europe's first deep-space satellite on its proper course to the moon.

Outlook for the 2003 financial year

In the semiconductor sector, despite initial signs of recovery in the back end (ESEC) Unaxis is still going on the assumption that the market will not witness a significant pickup before the first quarter of 2004. Within the IT segment, business for Optics and Data Storage should remain on its favorable path. From today's vantage point, the industrially oriented Surface Technology and Components and Special Systems segments are likely to continue developing in a stable manner. Despite continuing pressures on margins, Unaxis expects that its full-year operating results (excluding effects of the ESEC merger) will remain roughly unchanged in positive territory.

Attachment: Table of key figures

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.

Third quarter 2003 key figures

Consolidated

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Total Unaxis on comparable basis									
Orders received	**1,146**	**383**	389	374	349	1,079	322	476	281
Sales	**1,148**	**388**	394	366	382	1,044	373	379	292
Orders on hand	**30.09.2003**				31.12.2002				
	406				444				
Total Divestments (Materials)									
Orders received	–	–	–	–	7	59	6	23	30
Sales	–	–	–	–	7	56	8	24	25
Orders on hand	**30.09.2003**				31.12.2002				
	–				4				
Total Unaxis Corporation									
Orders received	**1,146**	**383**	389	374	356	1,138	328	499	311
Sales	**1,148**	**388**	394	366	389	1,100	381	403	317
Orders on hand	**30.09.2003**				31.12.2002				
	406				448				

Quarterly development on comparable basis by division

Information Technology Segment

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received									
Semiconductors Back End (ESEC)	119	44	33	42	33	124	30	62	32
Semiconductors Front End	101	27	31	43	25	133	47	51	35
Displays	43	33	8	2	26	65	8	55	2
Data Storage	230	58	98	74	49	134	31	80	23
Optics	98	43	27	28	23	72	27	24	21
Total	590	205	197	188	156	528	143	272	113

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales									
Semiconductors Back End (ESEC)	106	29	36	41	31	119	49	44	26
Semiconductors Front End	114	43	42	30	54	117	37	55	25
Displays	69	12	16	41	37	31	14	6	11
Data Storage	213	88	90	35	48	123	60	43	20
Optics	80	32	23	25	24	67	21	24	22
Total	583	204	208	171	194	456	180	172	104

in CHF million	2003	2002
	30.09.2003	31.12.2002
Orders on hand		
Semiconductors Back End (ESEC)	27	17
Semiconductors Front End	37	49
Displays	38	64
Data Storage	70	53
Optics	45	28
Total	217	209

Surface Technology Segment

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received	234	75	82	78	81	224	71	80	73
Sales	234	75	82	78	81	224	71	79	74

Components and Special Systems Segment

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received									
Leybold Vacuum	271	84	99	88	82	271	89	97	85
Contraves Space	43	17	9	17	30	56	19	27	10
Total	314	101	107	106	112	327	108	124	95

in CHF million	2003				2002				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales									
Leybold Vacuum	257	88	86	83	92	266	86	95	85
Contraves Space	68	19	16	32	16	97	35	33	29
Total	324	107	102	115	108	363	121	128	114

in CHF million	2003	2002
	30.09.2003	31.12.2002
Orders on hand		
Leybold Vacuum	47	31
Contraves Space	141	165
Total	188	197